                                                FILED PURSUANT TO RULE 424(B)(5)
                                                      REGISTRATION NO. 333-90379

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED NOVEMBER 16, 1999)
[LOGO]

                                  $225,000,000

                           PETROLEUM GEO-SERVICES ASA
                            FLOATING RATE NOTES DUE 2002
                            ------------------------
     The notes mature on March 20, 2002. We will pay interest on the notes on March 20, June 20, September 20 and December 20 of each year, beginning June 20, 2000. The interest rate on the notes will be a floating rate, subject to adjustment on a quarterly basis, equal to LIBOR for three-month U.S. dollar deposits plus a spread of .65%.

     We may redeem some or all of the notes beginning on March 20, 2001 and on each interest payment date thereafter at a redemption price equal to the principal amount of the notes we redeem plus accrued and unpaid interest to the redemption date.

     The notes are senior unsecured indebtedness and rank equally with all our existing and future unsecured and unsubordinated indebtedness. The notes are effectively junior to our secured indebtedness and to all existing and future indebtedness and other liabilities of our subsidiaries.

     INVESTING IN THE NOTES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS.
                            ------------------------

                                                              PER NOTE         TOTAL
                                                              --------         -----
Public offering price(1)....................................   99.90%       $224,775,000
Underwriting discount.......................................     .35%           $787,500
Proceeds, before expenses, to Petroleum Geo-Services ASA....   99.55%       $223,987,500

(1) Plus accrued interest from March 20, 2000, if settlement occurs after that date

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about March 20, 2000.
                            ------------------------
MERRILL LYNCH & CO.                                        PRUDENTIAL SECURITIES

CHASE SECURITIES INC.
                        SALOMON SMITH BARNEY
                                           WARBURG DILLON READ LLC
                            ------------------------
           The date of this prospectus supplement is March 14, 2000.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Summary.....................................................   S-3
Use of Proceeds.............................................   S-7
Capitalization..............................................   S-7
Selected Consolidated Financial Data........................   S-8
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  S-11
Description of the Notes....................................  S-14
Norwegian Tax Consequences..................................  S-21
Underwriting................................................  S-23
Legal Matters...............................................  S-24

                                                              PAGE
                                                              ----
                            PROSPECTUS

About This Prospectus.......................................     3
About Petroleum Geo-Services ASA............................     3
Risk Factors................................................     4
Forward-Looking Information.................................     8
Use of Proceeds.............................................     8
Ratio of Earnings to Fixed Charges..........................     8
Description of Debt Securities..............................     9
Limitations Affecting Security Holders......................    16
Plan of Distribution........................................    17
Legal Matters...............................................    18
Experts.....................................................    18
Enforceability of Civil Liabilities.........................    19
Where You Can Find More Information.........................    19
Information We Incorporate by Reference.....................    20

                             ----------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THE NOTES IN ANY JURISDICTIONS WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE AS OF THE DATE OF THOSE DOCUMENTS. INFORMATION INCLUDED IN THOSE DOCUMENTS HAS NOT BEEN UPDATED OR CHANGED SINCE THEIR RESPECTIVE DATES, AND OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

                             ----------------------

     NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS HAS BEEN APPROVED BY THE OSLO STOCK EXCHANGE UNDER CHAPTER 5 OF THE NORWEGIAN SECURITIES TRADING ACT 1997. THE NOTES MAY NOT BE OFFERED FOR SALE IN THE KINGDOM OF NORWAY IN ANY WAY THAT WOULD CONSTITUTE AN OFFER TO THE PUBLIC.

                             ----------------------

     In this prospectus supplement, the terms "PGS," "we," "our" and "us" refer to Petroleum Geo-Services ASA and its consolidated subsidiaries, unless the context indicates otherwise or unless otherwise noted. The term "you" refers to a prospective investor.

                                    SUMMARY

     The following information should be read together with the information contained in other parts of this prospectus supplement and in the accompanying prospectus. You should carefully read this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference to fully understand the terms of the notes as well as the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the "Risk Factors" section beginning on page 4 of the accompanying prospectus to determine whether an investment in the notes is appropriate for you.

                        ABOUT PETROLEUM GEO-SERVICES ASA

OVERVIEW OF WHO WE ARE

     We are a technologically focused oilfield service company. Our business includes:

     - acquiring, processing, managing and marketing seismic data. Oil and gas companies use the data to explore for new oil and gas reserves, to develop existing oil and gas reservoirs and to manage producing oil and gas fields.

     - providing floating production, storage and offloading, or FPSO, units. These units permit oil and gas companies to produce oil and gas from offshore fields and to process, store and offload the oil and gas for transport to refineries, distribution companies and end-users. We also provide various services related to these operations.

     - providing geophysical and other services that help oil and gas companies:

        - better manage their production

        - store, organize and retrieve seismic data

        - monitor producing oil and gas reservoirs to increase ultimate recoveries

        - acquire seismic data onshore and in coastal areas

DEVELOPMENT OF OUR BUSINESS

     Since 1991, when we began to focus on acquiring marine seismic data that could be viewed in three dimensions rather than only two dimensions, our operations have expanded significantly. In 1997, we expanded our business focus to include owning and operating floating production, storage and offloading systems and providing other production management services.

     - In 1991, we had revenue of $55 million.

     - During 1999, our revenue increased to $788 million.

     - As of December 31, 1999, we had approximately $4.1 billion in total assets, approximately 3,800 employees and offices in Australia, Brazil, China, Egypt, England, Norway, Russia, Scotland, Singapore, the United Arab Emirates and the United States.

ADVANCED SEISMIC FLEET

     We believe that we operate the most advanced marine seismic data acquisition fleet in the world. Our seismic fleet includes, as of December 31, 1999, six vessels that have a unique design, which we refer to as Ramform vessels or Ramform seismic vessels. Because of their size and design, including their extreme maximum width in relation to their overall length, Ramform vessels can pull more streamers than conventional seismic vessels and have increased stability and improved motion characteristics. By utilizing the Ramform vessels, we can acquire marine seismic data more efficiently and reduce the per unit cost of the data. The Ramform seismic vessels are well-suited for acquiring high-definition surveys, which require the use of multiple streamer configurations with narrower distances between streamers.

FLOATING PRODUCTION, STORAGE AND OFFLOADING AND PRODUCTION MANAGEMENT SERVICES

     Floating production, storage and offloading and production management services represents a substantial part of our overall operations. The following are significant milestones in how we developed our floating production, storage and offloading and production management businesses.

     - In February 1997, Conoco (U.K.) Limited awarded us a contract to provide a floating production, storage and offloading system in the North Sea using the Ramform vessel design. This system, which utilizes the Ramform Banff vessel, commenced oil production in late January 1999.

     - In May 1998, we acquired the floating production, storage and offloading operations of Awilco ASA. These floating production, storage and offloading operations consisted of two floating production, storage and offloading vessels, the Petrojarl I and the Petrojarl Foinaven, and an organization with substantial experience in constructing and operating floating production, storage and offloading vessels.

     - In August 1998, we acquired Atlantic Power Group Limited, a company specializing in production management and floating production services. Atlantic Power provided production management, operations and maintenance services to 15 offshore production facilities as of December 31, 1999, including four floating production, storage and offloading systems.

     - In July 1999, we acquired the newly constructed floating production, storage and offloading vessel Petrojarl Varg from Saga Petroleum ASA, acting on behalf of the owners of the production license relating to the Varg field offshore Norway.

                              RECENT DEVELOPMENTS

     During the fourth quarter of 1999, our Ramform Banff floating production, storage and offloading facility achieved lower than expected production due to operational difficulties associated with the facility's power generation system. We have identified the cause of the operational difficulties and have taken temporary measures to mitigate them. We expect that a permanent solution will be implemented during a planned shutdown in the first half of 2000.

     Also contributing to reduced production were difficulties associated with the operation of the oil offloading system during severe North Sea weather conditions. We believe that we have developed a solution to the offloading problems that should allow for more consistent production during difficult weather periods. The solution involves a new offloading system, and we do not believe that the additional daily operating costs associated with the new system will be material. We expect this new system to be implemented during the summer of 2000.

                                  THE OFFERING

SECURITIES OFFERED.........  $225 million principal amount of Floating Rate
                             Notes due 2002

MATURITY DATE..............  March 20, 2002

INTEREST PAYMENT DATES.....  March 20, June 20, September 20 and December 20 of
                             each year, commencing June 20, 2000

INTEREST...................  The interest rate on the notes will be a floating rate, subject to adjustment on a quarterly basis, equal to LIBOR for three-month U.S. dollar deposits plus a spread of .65%.

REDEMPTION.................  We may redeem any or all of the notes beginning on
                             March 20, 2001 and on each interest payment date thereafter in principal amounts of $1,000 or any integral multiple thereof. We also will pay accrued and unpaid interest to the redemption date.

RANKING....................  The notes will:

                             - be our senior unsecured indebtedness

                             - rank equally in right of payment with all our
                               existing and future unsecured and unsubordinated indebtedness

                             - be senior in right of payment to all our existing
                               and future subordinated indebtedness

                             - be effectively junior in right of payment to our
                               existing and future secured indebtedness and to all existing and future indebtedness and other liabilities of our subsidiaries

RATINGS....................  The notes have been assigned ratings of:

                             - BBB by Standard & Poor's Ratings Services

                             - Baa3 by Moody's Investor Services, Inc.

                             S&P and Moody's will continue to monitor our debt ratings and will make future adjustments to the extent warranted. A rating reflects only the views of S&P or Moody's and is not a recommendation to buy, sell or hold the notes. We cannot guarantee that these ratings will be retained for any given period of time, and they may be revised downward or withdrawn entirely by S&P or Moody's if, in their judgments, circumstances so warrant.

COVENANTS..................  We will issue the notes under an indenture containing two principal restrictive covenants for your benefit. These covenants restrict our ability to:

                             - incur indebtedness secured by liens

                             - engage in sale/leaseback transactions

USE OF PROCEEDS............  We intend to use the net proceeds of approximately
                             $223.9 million to repay bank debt.

NO PUBLIC MARKET...........  There is no existing market for the notes. We cannot provide any assurance about:

                             - the liquidity of any markets that may develop for
                               the notes

                             - your ability to sell your notes

                             - the prices at which you will be able to sell your
                               notes

                             Future trading prices of the notes will depend on many factors, including prevailing interest rates, our operating results, ratings of the notes, and the market for similar securities. The underwriters have advised us that they presently intend to make a market in the notes after completion of the offering. The underwriters do not, however, have any obligation to do so, and they may discontinue any market-making activities at any time without any notice. In addition, we do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system.

                                  RISK FACTORS

     Investing in the notes involves risks that are described in the "Risk Factors" section beginning on page 4 of the accompanying prospectus and in the second paragraph in the "Norwegian Tax Consequences" section beginning on page S-21 of this prospectus supplement.

                                USE OF PROCEEDS

     We expect the net proceeds from the offering of the notes to be approximately $223.9 million, after deducting discounts to the underwriters and estimated expenses of the offering that we will pay. We expect to use the net proceeds to repay indebtedness outstanding under our $430 million revolving credit facility. As of March 7, 2000, the amount of outstanding indebtedness under that facility totaled $430.0 million and bore interest at variable rates averaging 6.4%. Commitments under that facility terminate in 2003. Borrowings under the facility were incurred for general corporate purposes.

                                 CAPITALIZATION

     We have provided our capitalization as of December 31, 1999 and as adjusted to give effect to the issuance of the notes and the application of the net proceeds as described under "Use of Proceeds." You should read this table in conjunction with "Selected Consolidated Financial Data" in this prospectus supplement and with our consolidated financial statements and the related notes incorporated by reference in the accompanying prospectus.

                                                                 DECEMBER 31, 1999
                                                              -----------------------
                                                                               AS
                                                                ACTUAL      ADJUSTED
                                                              ----------   ----------
                                                                    (UNAUDITED)
                                                              (DOLLARS IN THOUSANDS)
Short-term debt and current portion of long-term debt and
  capital lease obligations.................................  $   22,409   $   22,409
                                                              ==========   ==========
Long-term obligations:
  Long-term debt(1).........................................   1,986,143    1,987,056
  Long-term capital lease obligations.......................      12,387       12,387
                                                              ----------   ----------
          Total long-term obligations.......................   1,998,530    1,999,443
                                                              ----------   ----------
Guaranteed preferred beneficial interest in PGS junior
  subordinated debt securities..............................     139,164      139,164
Shareholders' equity (101,609,587 shares outstanding).......   1,589,877    1,589,877
                                                              ----------   ----------
          Total long-term obligations and shareholders'
            equity..........................................  $3,727,571   $3,728,484
                                                              ==========   ==========

---------------

(1) Excludes an additional $30 million of indebtedness incurred after December 31, 1999 under our bank credit facility.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     We have presented below, on the basis of US GAAP, our selected consolidated financial data for the five-year period ended December 31, 1999. PricewaterhouseCoopers LLP, independent accountants, have audited our consolidated financial statements for the years ended December 31, 1998 and 1997. PricewaterhouseCoopers DA, independent accountants, have audited our consolidated financial statements for the years ended December 31, 1996 and 1995. From these consolidated financial statements, we have derived the financial data presented below for such periods and as of such dates. You should read the financial data for the three-year period ended December 31, 1998 and as of December 31, 1998 and 1997 in conjunction with, and such financial data are qualified in their entirety by reference to, our consolidated financial statements and notes incorporated by reference in the accompanying prospectus. We have derived the financial data as of and for the year ended December 31, 1999 from unaudited condensed financial statements incorporated by reference in the accompanying prospectus. In the opinion of our management, the unaudited financial data reflect all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of the financial data for such period. We have reclassified certain prior year amounts to conform to the current year's presentation.

     We have presented in the table EBITDA and ratios based on EBITDA to provide additional information about us. Our management uses EBITDA as a supplemental financial measurement in the evaluation of our business. You should not consider EBITDA as an alternative to net income, as an indicator of operating performance or as an alternative to cash flows as a measure of liquidity.

     We have presented in the accompanying prospectus our ratio of earnings to fixed charges for the nine-months ended September 30, 1999 and for the five-year period ended December 31, 1998. For the year ended December 31, 1999, earnings were inadequate to cover fixed charges by $61.5 million. Earnings for the year ended December 31, 1999 include unusual items of $74.0 million in employee termination costs, lease termination/revision costs, vessel derigging costs and equipment impairments directly related to restructured operations and $15.9 million in asset impairments caused by market conditions. Our earnings for the year ended December 31, 1999 also include $19.1 million in other income related to U.K. lease gains on the Ramforms Victory and Vanguard. If these items were excluded, our ratio of earnings to fixed charges would have been 1.05x. Please read "Ratio of Earnings to Fixed Charges" in the accompanying prospectus for information about how we calculate our ratios.

                                                     AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                         -------------------------------------------------------------------
                                            1999          1998         1997(6)        1996          1995
                                         -----------   -----------   -----------   -----------   -----------
                                         (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT FOR SHARE DATA)
INCOME STATEMENT DATA
  Revenue..............................  $   788,160   $   761,762   $   539,381   $   451,258   $   317,520
  Cost of sales, including research and
    technology costs...................      348,919       251,155       181,520       158,884       127,039
  Depreciation and amortization........      238,576       273,799       191,693       170,010       106,862
  Selling, general and administrative
    costs..............................       71,738        67,103        39,812        31,841        26,183
  Unusual items(1).....................       89,855        25,737            --            --            --
                                         -----------   -----------   -----------   -----------   -----------
  Total operating expenses.............      749,088       617,794       413,025       360,735       260,084
                                         -----------   -----------   -----------   -----------   -----------
  Operating profit.....................       39,072       143,968       126,356        90,523        57,436
  Income (loss) from equity
    investments........................       (4,935)          854         1,966         1,315         1,439
  Financial expense, net(2)............      (95,969)      (40,241)      (24,665)      (20,633)       (6,090)
  Other income (expense), net(3).......       23,650        38,966         2,092           941          (781)
                                         -----------   -----------   -----------   -----------   -----------
  Income (loss) before income
    taxes(4)(5)........................      (38,182)      143,547       105,749        72,146        52,004
  Provision (benefit) for income
    taxes..............................      (41,890)       31,950        28,165        21,850        15,573
                                         -----------   -----------   -----------   -----------   -----------
  Income before extraordinary charge
    and cumulative effect of accounting
    change(4)(5).......................        3,708       111,597        77,584        50,296        36,431
  Extraordinary charge, net of
    tax(4).............................           --            --        (3,447)           --            --
  Cumulative effect of accounting
    change, net of tax(5)..............      (19,977)           --            --            --            --
                                         -----------   -----------   -----------   -----------   -----------
  Net income (loss)....................  $   (16,269)  $   111,597   $    74,137   $    50,296   $    36,431
                                         ===========   ===========   ===========   ===========   ===========
  Earnings per share before
    extraordinary charge and cumulative
    effect of accounting change, net of
    tax(4)(5)
    Basic(6)...........................  $      0.04   $      1.36   $      1.20   $      0.90   $      0.69
    Diluted(6).........................  $      0.04   $      1.32   $      1.15   $      0.88   $      0.67
  Earnings (loss) per share(4)(5)
    Basic(6)...........................  $     (0.17)  $      1.36   $      1.15   $      0.90   $      0.69
    Diluted(6).........................  $     (0.17)  $      1.32   $      1.10   $      0.88   $      0.67
  Basic shares outstanding(6)..........    94,767,967   82,260,652    64,519,503    55,921,976    52,860,415
  Diluted shares outstanding(6)........    94,767,967   84,794,836    67,358,004    56,963,730    54,028,213
OTHER DATA
  EBITDA(7)............................  $   367,503   $   443,504   $   318,049   $   260,533   $   164,298
  Cash flows from operating
    activities.........................      200,678       274,656       228,686       212,406       159,645
  Cash flows used in investing
    activities.........................   (1,001,091)     (816,808)     (691,562)     (313,577)     (251,170)
  Cash flows from financing
    activities.........................      810,135       467,654       468,508       191,147       106,296
  Capital expenditures.................      667,869       521,630       468,872       172,910       119,434
  Investment in multi-client library...      338,718       388,228       203,267       137,475       118,744
  Ratio of EBITDA to interest
    expense(8).........................         3.97x         9.20x         9.76x        10.28x        18.01x
BALANCE SHEET DATA
  Cash and cash equivalents............  $    63,044   $    53,273   $   127,491   $   125,250   $    38,237
  Multi-client library, net............      816,423       553,415       325,181       236,258       203,346
  Total assets.........................    4,108,792     3,409,263     1,677,848     1,081,389       724,091
  Total long-term debt and capital
    lease obligations..................    1,998,530     1,421,670       550,450       331,499       226,589
  Shareholders' equity.................    1,589,877     1,397,151       811,347       499,845       324,202

---------------

(1) Unusual items for the year ended December 31, 1999 includes $74.0 million in employee termination costs, lease termination/revision costs, vessel derigging costs and equipment impairments directly related to restructured operations, as well as $15.9 million in asset impairments caused by market conditions. Unusual items in 1998 includes $22.7 million in asset write-downs related to certain library, property and equity investment items and $3.0 million in direct and other merger-related costs for the acquisition of Acadian Geophysical Services, Inc. in July 1998.

(2) Financial expense, net for the year ended December 31, 1999 includes $7.7 million in minority interest expense related to the issuance by PGS Trust I, our wholly owned finance subsidiary, of $143.8 million liquidation amount of 9.625% trust preferred securities.

(3) Other income (expense), net for 1999 and 1998 includes $19.1 million and $32.5 million, respectively, in gains associated with UK leases.

(4) During March 1997, we prepaid our $30 million 7.12% senior notes due February 2004 and our $95 million 7.33% senior notes due February 2006. As a result, we incurred an extraordinary charge of $3.4 million, net of tax benefits of $1.3 million. The extraordinary charge consisted of a write-off of the associated debt issuance costs and the prepayment premium.

(5) Effective January 1, 1999, we adopted Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." This SOP requires that the initial, one-time costs related to introducing new products and services, conducting business in new territories or commencing new operations be expensed as incurred. Accordingly, we have recognized a charge to income of $20.0 million, net of tax benefits of $8.1 million, as the cumulative effect of the change in accounting principle.

(6) We effected a stock split during June 1998, and we acquired Acadian Geophysical Services in July 1998 in a transaction accounted for as a pooling of interests. All share data has been restated to reflect this stock split, and 1997 information has been restated to reflect the acquisition of Acadian.

(7) We define EBITDA for this purpose as operating profit before depreciation and amortization and unusual items.

(8) The ratio of EBITDA to interest expense (net of capitalized interest) represents an industry ratio that provides an investor with information as to our current ability to meet our financing costs.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the discussion under this caption in conjunction with our consolidated financial statements and the related notes we have previously filed with the Securities and Exchange Commission and those included elsewhere in this report. This discussion is based upon, and such financial statements have been prepared in accordance with, US GAAP. The following information contains forward-looking statements. You should refer to the section captioned "Forward-Looking Information" in our annual report on Form 20-F for the year ended December 31, 1998 for cautionary statements related to forward-looking statements.

1999 Compared with 1998

     Revenue for the year ended December 31, 1999 totaled $788.2 million, an increase of approximately 3% over revenue for the year ended December 31, 1998. The production services group contributed $368.3 million of 1999 revenue, versus $139.5 million for 1998. The increase in production services revenue in 1999 resulted from the floating production, storage and offloading ("FPSO") operations acquired from Awilco ASA in May 1998 and from the operations of Atlantic Power Group Limited acquired in August 1998, the Ramform Banff, which began production in January 1999, and the Petrojarl Varg, acquired in July 1999. Geophysical services revenue for 1999 totaled $419.9 million, a decline of 33%, or $202.4 million, from 1998. The depressed market for oil field services during 1999 resulted in lower multi-client and contract sales revenue compared to 1998 levels.

     Cost of sales for the year ended December 31, 1999 increased by $97.8 million, or 39%, as compared to the prior year. Cost of sales as a percentage of revenue was 44% in 1999 as compared to 33% in 1998. The increase in cost of sales primarily reflects the expansion of our production services operations as noted above, partially offset by lower overall costs in the geophysical services operations resulting from our capacity reductions and restructuring efforts implemented during 1999.

     Depreciation and amortization for the year ended December 31, 1999 declined by $35.2 million, or 13%, as compared to the prior year. Depreciation and amortization represented 30% and 36% of 1999 and 1998 revenue, respectively. The decrease in 1999 resulted primarily from reduced multi-client seismic revenue in that year (although the overall amortization rate remained consistent with that of 1998) and the retirement of certain assets as part of our restructuring efforts. This decrease was partially offset by (1) higher depreciation related to the Ramforms Victory and Vanguard, which were delivered in 1999 and therefore not a part of 1998 operations, and (2) the expansion of the production services operations as noted above.

     Selling, general and administrative costs for 1999 increased $4.6 million, or 7%, as compared to 1998. This increase was primarily due to acquisitions and expanded operations in our production services group, which was a part of our operations for only a portion of 1998.

     Unusual items for the year ended December 31, 1999 totaled $89.9 million, which included $74.0 million in employee termination costs, lease termination/revision costs, vessel derigging costs and equipment impairments directly related to restructured operations, as well as $15.9 million in asset impairments caused by market conditions.

     Net financial expense for the year ended December 31, 1999 increased by $55.7 million as compared to the prior year. The increase was primarily due to an increase in outstanding debt during 1999 incurred primarily to finance the delivery of the Ramforms Victory and Vanguard and the acquisition of the Petrojarl Varg.

     Other income, net for the year ended December 31, 1999 totaled $23.7 million, a decrease of 39% as compared to the prior year. For 1999, other income, net included $19.1 million in gains associated with UK leases that we implemented on some of our vessels. For 1998, other income, net included $32.5 million of such gains.

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     An income tax benefit was provided on current income (loss) from operations as a result of (1) losses relating to operations in high-tax rate jurisdictions due to depressed conditions in the oil field services market during 1999; (2) significant income earned in low or no-tax rate jurisdictions; and (3) the recognition of $15.3 million in tax gains related to the successful resolution of certain tax issues.

Capital Requirements

     Our capital requirements consist primarily of capital expenditures related to:

     - seismic vessels and equipment

     - FPSO systems

     - investments in our 3D multi-client library

     - computer processing, data management and reservoir monitoring equipment

     - working capital related to growth and the seasonal nature of our business

In prior years, our capital requirements have related not only to normal ongoing equipment replacement and refurbishment needs, but also to increases in capacity. The most significant additions to capacity occurred in our seismic data acquisition operations and our FPSO operations. In 2000, we expect to reduce significantly capital expenditures related to capacity additions.

     Capital expenditures of $668 million for 1999 related primarily to the acquisition of the Petrojarl Varg in July 1999, final payments on the Ramform Victory (delivered in January 1999), the Ramform Vanguard (delivered in April
1999) and the Ramform Banff (which commenced production in the first quarter of
1999) and ongoing maintenance capital expenditures.

     During 1999, we invested $339 million in our multi-client library, primarily in strategic, deepwater seismic surveys in the North Sea, the Gulf of Mexico, Brazil and the West African and Asia Pacific regions. These investments reflect our evaluation of the future market demand for non-exclusive surveys.

     Despite the current oil and gas environment, we believe that our multi-client investment provides a valuable revenue base. Approximately 90% of the investment in our multi-client library as of December 31, 1999 was acquired during the preceding 24 months, while the remainder is less than five years old. We believe that our multi-client library provides oil and gas companies with a cost-effective exploration and development product, and one that is available immediately. In difficult market conditions, the multi-client data allow oil and gas companies to focus their investments and efforts on readily identifiable exploration and development opportunities.

     A substantial amount of our capital expenditures and investments in our multi-client library is discretionary, and we expect to reduce substantially such expenditures and investments in 2000. In addition, we currently do not have any major commitments for future capital expenditures. We intend, however, to pursue additional opportunities to provide FPSO systems and advanced geophysical services to our customers. We expect that any substantial investment in FPSO assets will be subject to obtaining long-term contracts for those assets.

Capital Resources and Liquidity

     We have historically financed our activities through cash flows from operations, bank credit facilities, equity financing and the issuance of debt.

     At December 31, 1999, we had $30 million in available revolving credit facilities. Our unsecured five year $430 million revolving credit facility bears interest at a LIBOR-based rate plus a margin of either 0.35% per annum or 0.40% per annum, depending upon the level of our indebtedness.

     In June 1999, one of our special purpose subsidiaries sold $144 million liquidation amount of 9.625% Trust Preferred Securities, resulting in net proceeds to us of $139 million. These securities have an annual distribution rate of 9.625% payable quarterly in arrears. We may, however, defer distributions for up to five years without penalty. We can redeem these securities at their liquidation amount ($25 per security) on or after June 30, 2004, and we must redeem them no later than June 30, 2039. The net proceeds from this trust preferred offering were used to repay amounts outstanding under our revolving credit and short-term credit facilities.

     In connection with our acquisition of the Petrojarl Varg, we obtained a $350 million bank facility. We borrowed the full amount of this facility in July 1999 to pay for the acquisition of the Petrojarl Varg.

     In July 1999, we issued $200 million of 8.15% senior notes due 2029. The net proceeds from the offering, totaling $195.4 million, were used to repay indebtedness outstanding under the facility used to fund the Petrojarl Varg acquisition.

     In August 1999, we completed an offering of 11,159,000 American Depositary Shares and shares, resulting in net proceeds of $214.0 million. The net proceeds were used to repay the remaining indebtedness outstanding under the Petrojarl Varg bank credit facility and other indebtedness outstanding under our bank credit facilities.

     We expect to finance our future capital expenditures, multi-client investments and working capital needs through a combination of operating cash flows, sales of non-core assets, bank credit facilities, equity offerings and other debt financing, including the proceeds from this offering. We cannot assure you that such sources of funds will be available in the future or be available at costs acceptable to us. As a result, in addition to analyzing operating market conditions and/or the award of long-term contracts, we routinely analyze our available sources of financing before committing to significant capital expenditures.

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                            DESCRIPTION OF THE NOTES

GENERAL

     We will issue the notes under an indenture dated as of April 1, 1998 that we have entered into with Chase Bank of Texas, National Association, as trustee. We will supplement the indenture to establish the terms of the notes. We have summarized selected provisions of the notes and the indenture below. The notes are a series of senior debt securities described in the accompanying prospectus, and this summary supplements that description. We encourage you to read that description for provisions that may be important to you. We have used capitalized terms in this summary that we have defined below under "-- Definitions."

     The notes will mature on March 20, 2002. We:

     - will pay interest quarterly on March 20, June 20, September 20 and December 20 of each year, commencing June 20, 2000

     - will pay interest to the person in whose name the note is registered at the close of business on the 15th calendar day preceding the interest payment date, whether or not a business day

     - will compute interest on the basis of a 360-day year and for the actual number of days elapsed

     - may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the note register

     - may redeem the notes beginning on March 20, 2001 and on each interest payment date thereafter

     If any quarterly interest payment date, other than an interest payment date at maturity, falls on a day that is not a business day, we will postpone the interest payment date to the next succeeding business day, unless that business day is in the next succeeding calendar month, in which case the interest payment date will be the immediately preceding business day. If the maturity date is a day that is not a business day, we will make all payments to be made on that day, including interest payments, on the next succeeding business day, and we will not pay any additional interest as a result of the delay in payment.

     The notes will be limited initially to $225 million in aggregate principal amount. We may, however, "reopen" this series of notes and issue an unlimited principal amount of additional notes in the future.

     We will issue the notes only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. The notes will not be subject to any sinking fund or mandatory redemption provisions.

INTEREST

     Interest on the notes will accrue from and including March 20, 2000, to but excluding the first interest payment date and then from and including the immediately preceding interest payment date to which interest has been paid or duly provided for to but excluding the next interest payment date, maturity date or redemption date, as the case may be. We refer to each of these periods as an "interest period." The amount of accrued interest that we will pay for any interest period can be calculated by multiplying the face amount of the note by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from March 20, 2000, or from the last date we paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360.

     When we use the term "business day" we mean any day on which dealings in United States dollars are transacted in the London interbank market (a "London business day"), except a Saturday, a Sunday or a legal holiday in The City of New York on which banking institutions are authorized or obligated by law, regulation or executive order to close.

     The interest rate on the notes will be calculated by the calculation agent appointed by us, initially Chase Bank of Texas, National Association, and will be equal to LIBOR plus .65%. The calculation agent will reset the interest rate on each interest payment date and on March 20, 2000, each of which we refer to as an "interest reset date." The second London business day preceding an interest reset date will be the "interest determination date" for that interest reset date. The interest rate in effect on each day that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date.

     "LIBOR" will be determined by the calculation agent in accordance with the following provisions:

          (a) With respect to any interest determination date, LIBOR will be the rate for deposits in United States dollars having a maturity of three months commencing on the first day of the applicable interest period that appears on Telerate Page 3750 as of 11:00 a.m., London time, on that interest determination date. If no rate appears, LIBOR for that interest determination date will be determined in accordance with the provisions described in (b) below.

          (b) With respect to an interest determination date on which no rate appears on Telerate Page 3750, as specified in (a) above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in The City of New York, on the interest determination date by three major banks in The City of New York selected by the calculation agent for loans in United States dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If, however, the banks selected by the calculation agent are not providing quotations in the manner described by the previous sentence, LIBOR determined as of that interest determination date will be LIBOR in effect on that interest determination date.

     "Telerate Page 3750" means the display designated as "Page 3750" on Bridge Telerate, Inc., or any successor service, for the purpose of displaying the London interbank rates of major banks for United States dollars.

     All percentages resulting from any calculation of the interest rate on the notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest cent (with one-half cent being rounded upward).

     Each calculation of the interest rate on the notes by the calculation agent will (in the absence of manifest error) be final and binding on the noteholders and us.

     We will agree in the supplemental indenture that, so long as any of the notes remains outstanding, there will at all times be a calculation agent. Initially, Chase Bank of Texas, National Association will act as calculation agent. If that bank is unable or unwilling to continue to act as the calculation agent or if it fails to calculate properly the interest rate on the notes for any interest period, we will appoint another leading commercial or investment bank engaged in the London interbank market to act as calculation agent in its place. The calculation agent may not resign its duties without a successor having been appointed.

RANKING

     The notes will be our senior unsecured obligations. The notes will rank equally with all of our existing and future unsecured and unsubordinated indebtedness.

     As of December 31, 1999, as adjusted to give effect to the issuance of the notes and the expected use of proceeds received, we would have had $2.0 billion of consolidated indebtedness (excluding $139.2 million liquidation amount of preferred securities of a subsidiary trust guaranteed by us and our related junior subordinated debt securities). Approximately $1.6 billion of that indebtedness would have ranked equally with the notes. Approximately $166.3 million would have been secured or owed by subsidiaries and therefore effectively senior to the notes. In any liquidation, reorganization or insolvency proceeding involving us, your claim as a holder of notes will be effectively junior to the claims of holders of any debt or preferred stock of our subsidiaries.

REDEMPTION

     We may redeem any or all of the notes beginning on March 20, 2001 and on each interest payment date thereafter in principal amounts of $1,000 or integral multiples thereof. We will pay a redemption price equal to the principal amount of notes we redeem plus accrued and unpaid interest to the redemption date.

     If we redeem less than all of the notes at any time, the trustee will select notes for redemption on a pro rata basis, by lot or by another method the trustee deems fair and appropriate. No notes of a principal amount of $1,000 or less will be redeemed in part. We or the trustee will mail notice of redemption between 30 and 60 days before the redemption date to each holder of notes to be redeemed at the address as shown in the register. If we redeem any note in part only, the notice of redemption will state the portion of the principal amount to be redeemed. A note in a principal amount equal to the unredeemed portion will be issued in the name of the holder when that holder surrenders the original note for cancellation. On and after the redemption date, no interest will accrue on notes or portions of notes called for redemption unless we default in the payment of the redemption price.

RESTRICTIVE COVENANTS

     We have agreed to two principal restrictions on our activities for the benefit of holders of the notes. Unless waived or amended, the restrictive covenants summarized below will apply as long as any of the notes are outstanding. In the description of these covenants, all references to us mean Petroleum Geo-Services ASA and our subsidiaries, unless the context clearly indicates otherwise. For these purposes, our subsidiaries do not include Project Finance Subsidiaries.

     LIMITATION ON LIENS. We have agreed that we will issue, assume or guarantee any Indebtedness for borrowed money secured by any lien on any property or asset we now own or acquire in the future only if we secure the notes equally and ratably with the other obligations secured by the lien. This covenant has exceptions that permit:

     (a) liens existing on the issue date of the notes or provided for under the terms of agreements existing on that date securing Indebtedness either existing on that date or to be incurred under agreements existing on that date;

     (b) liens on property or assets securing the following:

     - the cost of acquiring, constructing, altering, improving or repairing the property or assets, or improvements used or to be used in connection with the property or assets,

     - Indebtedness we incur to finance the purchase price of the property or assets or the construction, alteration, improvement or repair of the property or assets before or within 24 months after the last to occur of:

           - the acquisition of the property or assets

           - the completion of construction, alteration, improvement or repair of the property or assets

          - the commencement of commercial operation of the property or assets

     - Indebtedness in excess of the purchase price or cost of acquisition, construction, alteration, improvement or repair if recourse for payment of the excess Indebtedness is limited to the property or assets;

     (c) liens securing Indebtedness owed by one of our subsidiaries to us or to any of our other subsidiaries;

     (d) liens on the property, assets or capital stock of any person existing at the time that person becomes one of our subsidiaries if such liens

     - are not incurred as a result of or in anticipation of such person becoming one of our subsidiaries, and

     - do not cover any property, assets or capital stock of ours or any of our subsidiaries other than the property, assets or capital stock encumbered at the time such person becomes one of our subsidiaries;

     (e) liens on any property or assets securing Indebtedness issued or guaranteed by the United States, any state of the United States or any department, agency or instrumentality of either;

     (f) liens affecting property or assets existing at the time they become our property or assets;

     (g) liens on capital stock, debt securities or other securities of a person that is not one of our subsidiaries;

     (h) liens relating to our accounts receivable that have been sold, assigned or otherwise transferred to a third person;

     (i) liens created under applications or reimbursement agreements pertaining to commercial letters of credit;

     (j) liens relating to accounts receivable or inventory that secure working capital loans that are part of a credit facility with a term not exceeding five years;

     (k) any lien extending, renewing or replacing any lien of any type permitted under clauses (a) through (j) above if

     - such lien covers only the property or asset that is subject to the lien being extended, renewed or replaced, and

     - the principal amount of the Indebtedness secured by that lien does not exceed the sum of:

          - the principal amount of Indebtedness secured at the time of such extension, renewal or replacement

          - any additional Indebtedness incurred to pay the cost of altering, improving or repairing the property or asset and

          - any expenses or premium we incur in connection with any such extension, renewal or replacement

     (l) other liens, excluding any lien permitted under clauses (a) through (k) above, securing our Indebtedness for borrowed money in an amount that, together with the amount of Attributable Indebtedness outstanding for all Sale/Leaseback Transactions entered into under clause (b) of the covenant described under "-- Limitation on Sale/Leaseback Transactions" below (excluding any Sale/ Leaseback Transactions permitted under clauses (a) through (j) above), does not at the time that Indebtedness is incurred exceed 15% of our Consolidated Net Tangible Assets as shown in our most recent audited consolidated balance sheet.

     LIMITATION ON SALE/LEASEBACK TRANSACTIONS. We have agreed that we will enter into any Sale/ Leaseback Transaction with any person only if at least one of the following applies:

     (a) the Sale/Leaseback Transaction is between us and our subsidiaries or between two or more of our subsidiaries;

     (b) we could incur Indebtedness in an amount equal to the Attributable Indebtedness for that Sale/ Leaseback Transaction secured by a lien on the property subject to that Sale/Leaseback Transaction under the covenant described under "-- Limitation on Liens" above without equally and ratably securing the notes under that covenant;

     (c) after the issue date of the notes and within a period commencing 12 months prior to the consummation of the Sale/Leaseback Transaction and ending 12 months after the consummation, we expend for property used or to be used in our business any amount of the net proceeds from that Sale/ Leaseback Transaction, designate that amount as a credit against the Sale/Leaseback Transaction and apply the remaining proceeds as provided in clause (d) below; or

     (d) during the 12-month period after the effective date of the Sale/Leaseback Transaction, we apply to the voluntary defeasance or retirement of notes or any Indebtedness ranking equally with the notes an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in the Sale/ Leaseback Transaction and the fair value of such property at the time of entering into the Sale/Leaseback Transaction, in either case adjusted to reflect the remaining term of the lease and any amount we expend as described in clause (c) above, minus an amount equal to the principal amount of the notes and Indebtedness voluntarily defeased or retired within such 12-month period and not designated as a credit against any other Sale/Leaseback Transaction entered into during such period.

EVENTS OF DEFAULT

     In addition to the events of default described in the accompanying prospectus, each of the following will be an event of default with respect to the notes:

     - the acceleration of the maturity of any of our Indebtedness, other than the notes or any Non-Recourse Indebtedness, having an outstanding principal amount of $20 million or more, individually or in the aggregate and

     - a judgment or order for the payment of money in excess of $20 million, net of applicable insurance coverage, having been rendered against us and such judgment or order shall continue unsatisfied and unstayed for a period of 30 days

BOOK-ENTRY DELIVERY AND SETTLEMENT

     We will issue the notes in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of The Depository Trust Company and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.

     Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global notes through DTC either directly if they are participants of DTC or indirectly through organizations that are participants in DTC.

     DTC has advised us as follows:

     - DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934

     - DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates

     - Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations

     - Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly

     - The rules applicable to DTC and its participants are on file with the SEC

     We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. Neither PGS, the underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

     We expect that under procedures established by DTC:

     - upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes

     - ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants

     The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not:

     - be entitled to have notes represented by that global note registered in their names

     - receive or be entitled to receive physical delivery of certificated notes and

     - be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee

Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

     Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

     Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

     Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds.

CERTIFICATED NOTES

     We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by the global notes upon surrender by DTC of the global notes if either:

     - DTC notifies us that it is no longer willing or able to act as a depositary for the global notes, and we have not appointed a successor depositary within 90 days of that notice

     - an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes or

     - we determine not to have the notes represented by a global note

     Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

DEFINITIONS

     We have provided below a summary of capitalized terms used in this summary description of the notes. The indenture contains the full definition of all these terms.

     "Attributable Indebtedness" means the present value (discounted at the rate established by the terms of the lease) of the total obligations of the lessee for rental payments during the remaining term of the lease included in the relevant Sale/Leaseback Transaction.

     "Capitalized Lease Obligation" means any obligation to pay rent or other amounts under a lease of property that is required to be capitalized for financial reporting purposes in accordance with US GAAP. The amount of that obligation is the capitalized amount determined in accordance with US GAAP.

     "Consolidated Net Tangible Assets" means Consolidated Total Assets after deducting:

          (a) unamortized debt discount and expenses

          (b) goodwill, patents, trademarks, service marks, trade names, copyrights and other items properly classified as intangible assets in accordance with US GAAP

          (c) all liabilities properly classified as current liabilities in accordance with US GAAP (except liabilities that, by their terms, are extendable or renewable at the option of the obligor to a date that is 12 months or more after the date on which current liabilities are determined)

     "Consolidated Total Assets" means the total assets that would be shown as assets on our consolidated balance sheet prepared in accordance with US GAAP.

     "Indebtedness" means, without duplication:

          (a) all indebtedness or obligations for borrowed money

          (b) all obligations evidenced by bonds, debentures, notes or other similar instruments

          (c) all obligations for letters of credit or other similar instruments, or related reimbursement obligations, other than standby letters of credit and bid or performance bonds issued in the ordinary course of business, to the extent not drawn or, to the extent drawn, if such drawing is reimbursed not later than 30 business days following demand for reimbursement

          (d) all obligations to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business

          (e) all Capitalized Lease Obligations

          (f) all Indebtedness of others secured by a lien on any asset

          (g) all Indebtedness of others guaranteed by us to the extent of such guarantee

     "Non-Recourse Indebtedness" means the aggregate amount of our Indebtedness for which the recourse of the holder of that Indebtedness is limited to specified assets, and for which we do not provide any credit support other than the grant of a lien on such assets.

     "Project Finance Debt" means Indebtedness of a Project Finance Subsidiary as to which we are not directly or indirectly liable and that is not secured by any of our assets.

     "Project Finance Subsidiary" means any person acquired or organized after the issue date of the notes in which we have an equity ownership interest and that we designate as a Project Finance Subsidiary in accordance with the requirements of the following sentence. We may designate any entity that satisfies the requirements of the previous sentence to be a Project Finance Subsidiary if after giving effect to such designation that entity does not own or hold any capital stock of or any lien on any of our property or assets and that entity is not liable with respect to any Indebtedness other than Project Finance Debt.

     "Sale/Leaseback Transaction" means any arrangement with any person providing for the leasing by us for a period of more than five years of any real or tangible personal property that we have or will sell or transfer to that person in contemplation of such leasing.

                           NORWEGIAN TAX CONSEQUENCES

     This summary of Norwegian tax laws is based upon the tax laws of Norway and interpretations thereof by the relevant tax authorities that are in effect as of the date of this prospectus supplement and is subject to any changes therein that may occur after such date. This summary is also based in part on certain assumptions, including the assumption that each obligation in the relevant agreements will be performed in accordance with its terms. Because it is a general summary, prospective purchasers of notes are advised to consult their own tax advisors with respect to the Norwegian tax consequences of the ownership and disposition of notes that are applicable in their particular tax situations, including the effects of possible future changes in the applicable tax laws.

     Payments we make under the notes to persons who are not Norwegian residents for tax purposes ("Non-residents"), whether in respect of principal or interest on the notes, are not subject to any tax imposed by Norway. If, as a result of any future change in Norwegian tax laws or for any other reason, such payments become subject to withholding or other taxes, we would have no obligation to "gross up" payments or otherwise to make noteholders whole in regard to such taxes. Further, if the recipient is determined to be engaged in a business activity taxable in Norway and the notes with respect to which the payment is made are effectively connected with such activity, then the amount distributed to such recipient may be subject to domestic taxation in Norway subject to the provisions of such tax conventions as may be applicable.

     A Non-resident holder is normally not taxed in Norway on gains from the sale, redemption or other disposal of notes. Such noteholder may, however, be subject to taxation in respect thereof if the holding is effectively connected with a business carried out by the holder in Norway as described in the preceding paragraph.

                                  UNDERWRITING

     We are selling the notes to the underwriters named below under an underwriting agreement dated March 14, 2000. The underwriters, and the amount of the notes each of them has severally agreed to purchase from us, are as follows:

                                                               PRINCIPAL
                                                                 AMOUNT
UNDERWRITER                                                    ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  $101,250,000
Prudential Securities Incorporated..........................    56,250,000
Chase Securities Inc. ......................................    22,500,000
Salomon Smith Barney Inc. ..................................    22,500,000
Warburg Dillon Read LLC.....................................    22,500,000
                                                              ------------
              Total.........................................  $225,000,000
                                                              ============

     Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then they are obligated to take and pay for all of the notes.

     The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of .15% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of .05% of the principal amount of the notes to certain other dealers. After the initial offering, the public offering price, concession and discount may be changed.

     The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on a national securities exchange. We have been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so and may discontinue market-making at any time without notice. We cannot provide any assurance about the liquidity of any markets that may develop for the notes, your ability to sell your notes or the prices at which you will be able to sell your notes.

     In connection with the offering, the underwriters are permitted to engage in certain transactions that stabilize the price of the notes in accordance with Regulation M under the Securities Exchange Act of 1934. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell a greater aggregate principal amount of notes than is set forth on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. Such activities, if commenced, may be discontinued at any time.

     Neither we nor any underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any underwriter makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or if indemnification is not allowed, to contribute to payments the underwriters may be required to make because of those liabilities.

     Each of the underwriters has represented and agreed that it has not offered or sold, and will not offer or sell, the notes in the Kingdom of Norway by means of any document.

     In the ordinary course of business, certain of the underwriters and their affiliates have from time to time provided investment banking, commercial banking and financial advisory services to us and have also acted as representatives of various other underwriters in connection with public offerings of our equity and debt securities. In addition, Chase Bank of Texas, National Association, an affiliate of Chase Securities Inc., is the trustee under the indenture under which we are issuing the notes.

     We estimate that our total expenses of the offering, excluding underwriting discounts, will be approximately $125,000.

                                 LEGAL MATTERS

     Baker Botts L.L.P., our special United States counsel, Wikborg, Rein & Co., our Norwegian legal advisors, and Knut Haavardsen, our general counsel, will issue opinions about various legal matters in connection with the offering for us. Vinson & Elkins L.L.P., the underwriters' counsel, will also issue opinions in connection with various legal matters on behalf of the underwriters. Baker Botts L.L.P. and Vinson & Elkins L.L.P. will rely upon Wikborg, Rein & Co. or Knut Haavardsen with respect to all matters of Norwegian law.

PROSPECTUS
[PETROLEUM GEO-SERVICES ASA LOGO]
                                  $800,000,000

                           PETROLEUM GEO-SERVICES ASA

                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                                     SHARES
                           AMERICAN DEPOSITARY SHARES

                            ------------------------


                                                  THE OFFERING
  CONSIDER CAREFULLY THE RISK FACTORS             We may offer from time to time
  BEGINNING ON PAGE 4.                            - Senior debt securities
  We will provide additional terms of our         - Subordinated debt securities
  securities in one or more supplements           - Shares
  to this prospectus. You should read             - American Depositary Shares each representing one of our shares
  this prospectus and the related                 Our American Depositary Shares are listed on the New York Stock Exchange
  prospectus supplement carefully before          under the symbol "PGO." Our shares are listed on the Oslo Stock Exchange
  you invest in our securities. This              under the symbol "PGS."
  prospectus may not be used to offer and
  sell our securities unless accompanied
  by a prospectus supplement.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

               The date of this prospectus is November 16, 1999.

                               TABLE OF CONTENTS

About This Prospectus...................    3
About Petroleum Geo-Services ASA........    3
Risk Factors............................    4
  Risk Factors Relating to Our
     Business...........................    4
  - Our business could be adversely
    affected if low oil and gas prices
    decrease demand for our services....    4
  - We invest significant amounts of
    money in acquiring and processing
    seismic data for our data library
    without knowing how much of the data
    we will be able to sell or at what
    price we will be able to sell the
    data................................    4
  - The amounts we amortize from our
    data library each period may
    fluctuate significantly, and these
    fluctuations can have a significant
    effect on our reported results of
    operations..........................    4
  - Unpredictable changes in
    governmental regulations could
    increase our operating costs and
    reduce demand for our
     services...........................    4
  - Our results of operations could
    suffer as a result of risks arising
    from our floating production,
    storage and offloading contracts....    5
  - As we expand our international
    operations, we increase our exposure
    to risks inherent in doing business
    abroad..............................    5
  - We are subject both to hazards
    customary for marine operations and
    to those more specific to our
    seismic and floating production,
    storage and offloading operations...    5
  - Because we do not have insurance to
    cover some operating risks, our
    results of operations could be
    adversely affected if one of those
    risks occurred......................    5
  - Our business could be adversely
    affected by our year 2000 risks.....    6
  - If we cannot keep our vessels and
    other equipment utilized, our
    operating results will be adversely
    impacted............................    6
  - Because we generate revenue and
    incur expenses in various
    currencies, exchange rate
    fluctuations and devaluations could
    have a material impact on our
    results of operations...............    6
  - Our debt agreements may limit our
    flexibility in responding to
    changing market conditions or in
    pursuing business opportunities.....    6
  - Because we are a foreign company and
    many of our directors and executive
    officers are not residents of the
    United States, you may have
    difficulty suing us and obtaining or
    enforcing judgments against us......    7
  Risk Factor Relating to Our Shares and
  American Depositary Shares............    7
  - Market prices of our shares and
    American Depositary Shares could
    change significantly................    7
  Risk Factors Relating to Our Debt
  Securities............................    7
  - We are a holding company and depend
    on our subsidiaries for funds.......    7
  - The indentures do not significantly
    limit our ability to issue more
    debt................................    7
Forward-Looking Information.............    8
Use of Proceeds.........................    8
Ratio of Earnings to Fixed Charges......    8
Description of Debt Securities..........    9
Limitations Affecting Security
  Holders...............................   16
Plan of Distribution....................   17
Legal Matters...........................   18
Experts.................................   18
Enforceability of Civil Liabilities.....   19
Where You Can Find More Information.....   19
Information We Incorporate by
  Reference.............................   20

                            ------------------------

     THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT WE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD RELY ONLY ON THE INFORMATION WE HAVE PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE ONLY AS OF THE DATE ON THE FRONT OF THE DOCUMENT AND THAT ANY INFORMATION WE HAVE INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission using a "shelf" registration process. The registration statement also includes a prospectus under which PGS Trust II and PGS Trust III, two of our subsidiaries, may offer from time to time preferred securities guaranteed by us and we may offer our related junior subordinated debt securities. Under the shelf process, we may offer any combination of the securities described in these two prospectuses in one or more offerings with a total initial offering price of up to $800,000,000. This prospectus provides you with a general description of the senior debt securities, subordinated debt securities, shares and American Depositary Shares we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and the prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

                        ABOUT PETROLEUM GEO-SERVICES ASA

     We are a technologically focused oilfield service company. Our business includes:

     - acquiring, processing, managing and marketing seismic data. Oil and gas companies use the data to explore for new oil and gas reserves, to develop existing oil and gas reservoirs and to manage producing oil and gas fields.

     - providing floating production, storage and offloading, or FPSO, units. These units permit oil and gas companies to produce oil and gas from offshore fields and to process, store and offload the oil and gas for transport to refineries, distribution companies and end-users. We also provide various services related to these operations.

     - providing geophysical and other services that help oil and gas companies:

        - better manage their production

        - store, organize and retrieve seismic data

        - monitor producing oil and gas reservoirs to increase ultimate recoveries

        - acquire seismic data onshore and in coastal areas

     Our principal executive offices are located at Strandveien 50E, P.O. Box 89, N-1325, Lysaker, Norway, and the telephone number at that address is 011-47-67-52-66-00. Our registration number with the Norwegian Company Registry is 916235291.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones relating to our securities or facing our company. Additional risks and uncertainties not presently known to us or that we currently do not believe are material may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition or results of operations and your investment in our securities could be materially adversely affected. In such case, the trading price of our securities could decline and you may lose all or part of your investment.

RISK FACTORS RELATING TO OUR BUSINESS

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF LOW OIL AND GAS PRICES DECREASE DEMAND FOR OUR SERVICES.

     Our business and operations depend upon exploration, development and production spending by oil and gas companies. Low oil and gas prices, and concerns about possible low oil and gas prices in the future, may reduce the level of that spending. As overall conditions in the oil and gas industry deteriorate, demand for our services and products may decrease and our business may be adversely affected.

WE INVEST SIGNIFICANT AMOUNTS OF MONEY IN ACQUIRING AND PROCESSING SEISMIC DATA FOR OUR DATA LIBRARY WITHOUT KNOWING HOW MUCH OF THE DATA WE WILL BE ABLE TO SELL OR AT WHAT PRICE WE WILL BE ABLE TO SELL THE DATA.

     We invest significant amounts in acquiring and processing seismic data that we own, which we call multi-client data. By making such investments, we assume the risk that

     - we may not fully recover the costs of the data through future sales

     - the value of our investment in multi-client data in the Gulf of Mexico or other areas of the world could be significantly adversely affected if any material adverse change occurred in the general prospects for oil and gas exploration, development and production activities in those areas

THE AMOUNTS WE AMORTIZE FROM OUR DATA LIBRARY EACH PERIOD MAY FLUCTUATE SIGNIFICANTLY, AND THESE FLUCTUATIONS CAN HAVE A SIGNIFICANT EFFECT ON OUR REPORTED RESULTS OF OPERATIONS.

     How we account for our data library could have a significant effect on our reported results of operations. We amortize the cost of our multi-client data library based in part on our estimates of future sales of data. These estimates are inherently imprecise and may vary from period to period depending upon market developments and our expectations. Substantial changes in amortization rates can have a significant effect on our reported results of operations.

UNPREDICTABLE CHANGES IN GOVERNMENTAL REGULATIONS COULD INCREASE OUR OPERATING COSTS AND REDUCE DEMAND FOR OUR SERVICES.

     Our operations are affected by a variety of laws and regulations, including laws and regulations relating to:

     - the protection of the environment

     - exports and imports

     - safety

     - permitting or licensing requirements for marine seismic activities and for oil and gas exploration, development and production activities

     We and our clients are required to invest financial and managerial resources to comply with these laws and regulations. Because these laws and our business change from time to time, we cannot predict the future costs of complying with these laws, and our expenditures could be material in the future. Modification of existing laws or regulations or adoption of new laws or regulations limiting exploration or production activities by oil and gas companies or imposing more stringent restrictions on seismic or hydrocarbon production-related operations could adversely affect us by reducing the demand for our services.

OUR RESULTS OF OPERATIONS COULD SUFFER AS A RESULT OF RISKS ARISING FROM OUR FLOATING PRODUCTION, STORAGE AND OFFLOADING CONTRACTS.

     Our floating production, storage and offloading contracts involve various risks, including risks of:

     - failure to timely commence production from floating production, storage and offloading systems

     - termination

     - redeployment of vessels following expiration of long-term contracts

     - not producing expected amounts of oil and gas under contracts where we are paid for oil and gas produced. Actual production will likely vary from estimates, and the variances may be material.

AS WE EXPAND OUR INTERNATIONAL OPERATIONS, WE INCREASE OUR EXPOSURE TO RISKS INHERENT IN DOING BUSINESS ABROAD.

     A significant portion of our revenue is derived from operations outside the United States and is subject in varying degrees to risks inherent in doing business abroad. As we expand the scope and extent of our operations outside of the North Sea and the Gulf of Mexico, these risks may become more prevalent. These risks include:

     - the possibility of unfavorable changes in tax or other laws

     - partial or total expropriation

     - currency exchange rate fluctuations, devaluations and restrictions on currency repatriation

     - the disruption of operations from labor and political disturbances

     - insurrection or war

     - the disruption or delay of licensing or leasing activities

     - the requirements of partial local ownership of operations

WE ARE SUBJECT BOTH TO HAZARDS CUSTOMARY FOR MARINE OPERATIONS AND TO THOSE MORE SPECIFIC TO OUR SEISMIC AND FLOATING PRODUCTION, STORAGE AND OFFLOADING OPERATIONS.

     Substantially all of our operations are subject to perils that are customary for marine operations, including capsizing, grounding, collision and damage from severe weather conditions. Our floating production, storage and offloading operations are subject to additional hazards such as fire, explosions and environmental contamination from spillage. Any of these risks could result in damage to or destruction of vessels or equipment, personal injury and property damage, suspension of operations or environmental damage. In addition, our operations, particularly our seismic and floating production, storage and offloading operations, involve risks of a technical, operational, commercial and political nature.

BECAUSE WE DO NOT HAVE INSURANCE TO COVER SOME OPERATING RISKS, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED IF ONE OF THOSE RISKS OCCURRED.

     We cannot always obtain insurance for our operating risks. Although we carry insurance against the destruction of or damage to our seismic and floating production, storage and offloading vessels and equipment in amounts that we consider adequate, such insurance may not always be available at acceptable rates in the future for all risks and all geographic areas.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY OUR YEAR 2000 RISKS.

     We use computer systems, specialized software, embedded processors and related technologies for revenue-generating activities. Like most other companies, we are striving to ensure that these computer-related systems are able to recognize and process date-sensitive information properly as the year 2000 approaches. Systems that do not properly recognize and process this information could generate erroneous data or even fail.

     We have completed our year 2000 assessment, but we have not completed our remediation efforts for some of our computer systems or our development of contingency plans. Accordingly, we cannot assure you that all our systems and applications will continue without interruption due to the year 2000 problem. If some of our systems and applications do not comply in a timely manner and if we are unable to develop adequate contingency plans for our various business units, the year 2000 issue could have a material adverse effect on our operations.

IF WE CANNOT KEEP OUR VESSELS AND OTHER EQUIPMENT UTILIZED, OUR OPERATING RESULTS WILL BE ADVERSELY IMPACTED.

     Our businesses are capital intensive and generally require significant investments in vessels and processing, seismic and other equipment. As a result, we incur relatively high fixed costs in our operations. If we cannot keep our vessels and other equipment utilized, our operating results will be adversely impacted.

BECAUSE WE GENERATE REVENUE AND INCUR EXPENSES IN VARIOUS CURRENCIES, EXCHANGE RATE FLUCTUATIONS AND DEVALUATIONS COULD HAVE A MATERIAL IMPACT ON OUR RESULTS OF OPERATIONS.

     Currency exchange rate fluctuations and currency devaluations could have a material impact on our results of operations from time to time. Although we undertake hedging activities in an attempt to reduce the risks of currency fluctuations, these activities do not provide complete protection from losses.

OUR DEBT AGREEMENTS MAY LIMIT OUR FLEXIBILITY IN RESPONDING TO CHANGING MARKET CONDITIONS OR IN PURSUING BUSINESS OPPORTUNITIES.

     Our debt agreements contain restrictions and requirements relating to, among other things:

     - the issuance of additional indebtedness

     - the maintenance of financial ratios

     - the encumbrance of assets

     - the sale of assets

     - the payment of dividends

     - mergers

     These restrictions and requirements may limit our flexibility in responding to changing market conditions or in pursuing business opportunities that we believe would have a positive effect on our business.

BECAUSE WE ARE A FOREIGN COMPANY AND MANY OF OUR DIRECTORS AND EXECUTIVE OFFICERS ARE NOT RESIDENTS OF THE UNITED STATES, YOU MAY HAVE DIFFICULTY SUING US AND OBTAINING OR ENFORCING JUDGMENTS AGAINST US.

     We are incorporated in the Kingdom of Norway, and many of our current directors and executive officers do not reside in the United States. All or a substantial portion of the assets of these persons and of PGS are located outside the United States. As a result, you may have difficulty:

     - suing us or our directors and executive officers in the United States

     - obtaining a judgment in Norway in an original action based solely on United States federal securities laws

     - enforcing in Norway judgments obtained in the United States courts that are based upon the civil liability provisions of the United States federal securities laws

RISK FACTOR RELATING TO OUR SHARES AND AMERICAN DEPOSITARY SHARES

MARKET PRICES OF OUR SHARES AND AMERICAN DEPOSITARY SHARES COULD CHANGE SIGNIFICANTLY.

     The market prices of our shares and American Depositary Shares may change significantly in response to various factors and events, including the following:

     - the risk factors described in this prospectus, including changes in oil and gas prices

     - any shortfall in operating revenue or net income from that expected by securities analysts

     - changes in securities analysts' estimates of our financial performance, the financial performance of our competitors or the financial performance of companies in the oil service industry generally

     - changes in market expectations with respect to the amounts of exploration, development and production spending by oil and gas companies

     - general conditions in the oil and gas, or oil service, industries

     - general conditions in the securities markets

Most of these factors are beyond our control.

RISK FACTORS RELATING TO OUR DEBT SECURITIES

WE ARE A HOLDING COMPANY AND DEPEND ON OUR SUBSIDIARIES FOR FUNDS.

     We are organized as a holding company that owns subsidiary companies. Our subsidiary companies conduct substantially all of our business. Our holding company structure results in two principal risks:

     - our subsidiaries may be restricted by contractual provisions or applicable laws from providing us the cash that we need to pay parent company debt service obligations, including payments on any debt securities we offer under this prospectus

     - in any liquidation, reorganization or insolvency proceeding involving us, your claim as a holder of any debt securities we offer under this prospectus will be effectively junior to the claims of holders of any indebtedness or preferred stock of our subsidiaries

THE INDENTURES DO NOT SIGNIFICANTLY LIMIT OUR ABILITY TO ISSUE MORE DEBT.

     The indentures relating to the debt securities we offer under this prospectus do not limit or restrict the amount of other indebtedness or securities that may be issued by us or our subsidiaries.

                          FORWARD-LOOKING INFORMATION

     Some of the statements contained in this prospectus under the caption "Risk Factors," and some of the statements included in the documents that we have incorporated by reference, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements:

     - address activities, events or developments that we expect, believe, anticipate or estimate will or may occur in the future

     - are based on assumptions and analyses that we have made and that we believe were reasonable under the circumstances when made

     - are based on many assumptions, uncertainties and other factors, many of which are beyond our control

     Any one of these assumptions, uncertainties or other factors, or a combination of these assumptions, uncertainties and other factors, could materially affect our future results of operations and whether the forward-looking statements ultimately prove to be accurate. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so. Please read "Risk Factors."

                                USE OF PROCEEDS

     Unless we inform you otherwise in the prospectus supplement, we will use the net proceeds from the sale of securities for general corporate purposes. These purposes may include:

     - repayments or refinancings of debt

     - working capital

     - capital expenditures

     - investments in our multi-client data library

     - acquisitions

     - repurchases or redemptions of our debt securities

                       RATIO OF EARNINGS TO FIXED CHARGES

                                        FOR THE NINE MONTHS     FOR THE YEARS ENDED DECEMBER 31,
                                        ENDED SEPTEMBER 30,   -------------------------------------
                                               1999           1998    1997    1996    1995    1994
                                        -------------------   -----   -----   -----   -----   -----
Ratio of earnings to fixed charges....           --           1.73x   2.26x   2.09x   2.18x   3.29x

     For purposes of calculating the ratio of earnings to fixed charges, "earnings" means income before extraordinary losses, plus income taxes and fixed charges. Fixed charges include interest on indebtedness, minority interest related to the guaranteed preferred beneficial interest in PGS junior subordinated debt securities, amortization of deferred financing costs and that portion of lease expense (one-third) that is deemed to be representative of an interest factor. The ratio includes amounts from PGS, all of our majority-owned subsidiaries and our proportionate share of pretax losses of any equity investees for which we have guaranteed the debt. For the nine months ended September 30, 1999, our earnings were inadequate to cover fixed charges by $43.6 million. Earnings for the nine months ended September 30, 1999 include $89.9 million of unusual charges, including employee termination costs, lease termination/revision costs, derigging costs and equipment impairments directly related to restructured operations as well as asset impairments related to current market conditions. If these unusual charges were excluded, the ratio of earnings to fixed charges would have been 1.34x.

     We have included in earnings for 1994 a nonrecurring gain of $14.2 million before income taxes related to the sale of our Geoteam subsidiary. If that gain had not been included, the ratio of earnings to fixed charges for 1994 would have been 2.71x.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities covered by this prospectus will be our general unsecured obligations. We will issue senior debt securities under an indenture dated as of April 1, 1998 between us and Chase Bank of Texas, National Association, as trustee. We will issue subordinated debt securities under an indenture between us and Chase Bank of Texas, National Association, as trustee, that we will enter into before we issue any of these securities. The indenture for the senior debt securities and the indenture for the subordinated debt securities will be substantially identical, except for the provisions relating to subordination and covenants. Please read "-- Provisions Applicable Solely to Senior Debt Securities" and "-- Provisions Applicable Solely to Subordinated Debt Securities."

     We have summarized selected provisions of the indentures and the debt securities below. This summary is not complete. For a complete description, we encourage you to read the applicable indenture, which we have filed with the SEC. Please read "Where You Can Find More Information."

     In this summary description of the debt securities, all references to us mean Petroleum Geo-Services ASA only, unless we state otherwise or the context clearly indicates otherwise.

PROVISIONS APPLICABLE TO BOTH SENIOR AND SUBORDINATED DEBT SECURITIES

     TERMS. Neither the senior indenture nor the subordinated indenture will limit the amount of debt that we may issue under that indenture. We may issue debt securities under the indentures from time to time in one or more series, each in an amount we authorize prior to issuance.

     Unless we inform you otherwise in the prospectus supplement, the indentures and the debt securities will not limit or restrict:

     - the amount of other indebtedness or securities that we or our subsidiaries may incur or issue

     - transactions between us and our affiliates

     - the payment of dividends and other distributions by us to our shareholders

     - our making investments and capital expenditures, including investments in our multi-client library

     - the transfer of assets by us to our subsidiaries

     - the sale of assets, unless that sale is for all or substantially all our assets

     - the repurchase or redemption of our debt or equity securities

     The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - whether the debt securities will be senior or subordinated debt securities

     - the title of the debt securities

     - the total principal amount of the debt securities

     - whether we will issue the debt securities in the form of one or more global securities and whether we will issue any global securities in temporary or permanent global form

     - the date or dates on which the principal of and any premium on the debt securities will be payable

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

     - any interest rate, whether fixed or variable, the date from which interest will accrue, interest payment dates and record dates for interest payments

     - whether and under what circumstances we will pay any additional amounts with respect to the debt securities

     - the place or places where payments on the debt securities will be payable

     - any provisions for redemption or early repayment

     - any provisions that would obligate us to redeem, purchase or repay the debt securities prior to maturity

     - the denominations in which we will issue the debt securities

     - whether payments on the debt securities will be payable in foreign currency or currency units (including composite currencies) or another form and whether payments will be payable by reference to any index or formula

     - the portion of the principal amount of the debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount

     - any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations

     - any changes or additions to the events of default or covenants described in this prospectus

     - any restrictions or other provisions relating to the transfer or exchange of the debt securities

     - whether payments on the debt securities will be made without deduction for taxes, assessments or governmental charges

     - any terms for the conversion or exchange of the debt securities for other securities issued by us or any other entity

     We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. We will describe in the prospectus supplement any material United States federal income tax and Norwegian tax consequences and other special considerations.

     If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

     CONSOLIDATION, MERGER AND SALE OF ASSETS. We have agreed that we will consolidate with or merge into any entity or transfer or dispose of all or substantially all of our assets to any entity only if:

     - we are the continuing corporation, or

     - if we are not the continuing corporation, the successor is organized and existing under the laws of any United States jurisdiction, the Kingdom of Norway or any member state of the European Union and assumes all our obligations under the indentures and the debt securities, and

     - in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing

     EVENTS OF DEFAULT. Unless we inform you otherwise in the prospectus supplement, the following are events of default with respect to a series of debt securities:

     - our failure to pay interest or any additional amounts on that series of debt securities for 30 days

     - our failure to pay principal of or any premium on that series of debt securities when due

     - our failure to deposit any mandatory sinking fund payment for 30 days

     - our failure to comply with any of our covenants or agreements in that series of debt securities or the indenture for that series (other than an agreement, covenant or provision that we have included in the applicable indenture solely for the benefit of other series of debt securities) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by that failure

     - bankruptcy, insolvency or reorganization events

     Depending on the terms of our other indebtedness, an event of default under an indenture may give rise to cross defaults on that other indebtedness. If a default or an event of default for any series of debt securities occurs, is continuing and is known to the trustee, the trustee will notify the holders of those debt securities within 90 days after it occurs. The trustee may withhold notice of any default or event of default (except in any payment on the debt securities) if the trustee in good faith determines that withholding notice is in the interest of the holders of the debt securities.

     If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default may declare the principal of and all accrued and unpaid interest on those debt securities to be due and payable. If an event of default relating to bankruptcy, insolvency or reorganization occurs and is continuing, the principal of and interest on all the debt securities will become immediately due and payable without any action on the part of the applicable trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default may in some cases rescind the accelerated payment requirement.

     A holder of a debt security of any series may pursue any remedy under the applicable indenture only if:

     - the holder gives the applicable trustee written notice of a continuing event of default for that series

     - the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the applicable trustee to pursue the remedy

     - the holder or holders offer to the trustee indemnity reasonably satisfactory to it

     - the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity and

     - during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request

     This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

     In most cases, holders of a majority in principal amount of the outstanding debt securities of a series may direct the time, method and place of

     - conducting any proceeding for any remedy available to the applicable trustee

     - exercising any trust or power conferred on the applicable trustee relating to or arising under an event of default

     Each indenture requires us to file annually with the applicable trustee a written statement as to our compliance with the covenants contained in that indenture.

     MODIFICATION AND WAIVER. We may amend or supplement each indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the indenture and affected by the amendment or supplement, acting as one class, consent to it. Without the consent of the holder of each debt security affected, however, no amendment or supplement may:

     - reduce the rate of or change the time for payment of interest on any debt security

     - reduce the principal of, premium on or any mandatory sinking fund payment for any debt security

     - change the stated maturity of any debt security

     - reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity of that debt security

     - reduce any premium payable on the redemption of any debt security or change the time at which any debt security may or must be redeemed

     - change any obligation to pay additional amounts on any debt security

     - make payments on any debt security payable in any currency or currency unit other than as originally stated in that debt security

     - impair the holder's right to institute suit for the enforcement of any payment on any debt security

     - make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the applicable indenture or to make any change in this provision for modification

     - waive a continuing default or event of default regarding any payment on any debt security

     - with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security

     We may amend or supplement each indenture without the consent of any holders of debt securities:

     - to cure any ambiguity, omission, defect or inconsistency

     - to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer

     - to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities

     - to provide any security for any series of debt securities

     - to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939

     - to add covenants that would benefit the holders of any debt securities or to surrender any rights we have under the indenture

     - to add events of default with respect to any debt securities

     - to make any change that does not adversely affect any outstanding debt securities of any series in any material respect

     - to facilitate the defeasance or discharge of any series of debt securities if that change does not adversely affect the holders of debt securities of that series or any other series under the indenture in any material respect

     - to provide for the acceptance of a successor or another trustee

     The holders of a majority in principal amount of the outstanding debt securities of any series may waive compliance by us with any provision of the indenture with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

     ORIGINAL ISSUE DISCOUNT AND FOREIGN CURRENCY DENOMINATED DEBT
SECURITIES. In determining whether the holders of the required principal amount of debt securities have concurred in any direction, amendment, supplement, waiver or consent:

     - the principal amount of an original issue discount security will be the principal amount that would be due and payable upon acceleration of the maturity of that debt security and

     - the principal amount of a debt security denominated in a foreign currency will be the U.S. dollar equivalent of the principal amount of that debt security

     DEFEASANCE. When we use the term defeasance, we mean discharge from some or all of our obligations under an indenture.

     If we deposit with the applicable trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable, then, at our option, either of the following will occur:

     - we will be discharged from our obligations with respect to the debt securities of that series ("legal defeasance") or

     - we will no longer have any obligation to comply with the restrictive covenants under the applicable indenture, the related events of default will no longer apply to us but some of our other obligations under the indenture and the debt securities of that series, including our obligation to make payments on those debt securities, will survive ("covenant defeasance")

     If we elect legal defeasance of a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for our obligations:

     - to register the transfer or exchange of debt securities

     - to replace stolen, lost or mutilated debt securities and

     - to maintain paying agencies and hold moneys for payment in trust

     Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the applicable trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for United States federal income tax purposes.

     In addition, unless we inform you otherwise in the prospectus supplement, each indenture will cease to be of further effect with respect to debt securities of a series, subject to exceptions relating to compensation and indemnity of the applicable trustee and repayment to us of excess money or securities, when:

     - either

        (a) all outstanding debt securities of that series have been delivered to that trustee for cancellation or

        (b) all outstanding debt securities of that series not delivered to the trustee for cancellation either:

           - have become due and payable

           - will become due and payable at their stated maturity within one year or

           - are to be called for redemption within one year and

           we have deposited with the trustee funds or government securities in trust sufficient to pay and discharge the entire indebtedness on the debt securities of that series when due

     - we have paid all other sums payable by us with respect to those debt securities and

     - we have delivered to the trustee other documents required by the indenture, including an officers' certificate and an opinion of counsel

     GOVERNING LAW. New York law will govern the indentures and the debt securities.

     THE TRUSTEE. Chase Bank of Texas, National Association, is the trustee under each indenture. Its address is 600 Travis, Suite 1150, Houston, Texas 77002. We have initially appointed the trustee as the registrar and paying agent under each indenture.

     If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any debt securities only after those holders have offered the trustee indemnity reasonably satisfactory to it.

     Each indenture limits the right of the trustee, if the trustee becomes one of our creditors, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee may engage in other transactions with us. If it acquires any conflicting interest, however, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest and after the occurrence of a default under the indenture, unless that default has been cured, waived or otherwise eliminated within the 90-day period.

     The trustee serves as the trustee relating to approximately $1.5 billion of our senior unsecured notes as of September 30, 1999 and receives customary fees for its services. An affiliate of the trustee served as an underwriter or initial purchaser in the offerings of some of those notes. Another affiliate of the trustee is the agent for and a lender under our $430 million revolving credit facility. The trustee serves as the trustee under our junior subordinated indenture and as the property trustee under the declaration of trust and the guarantee trustee under our preferred securities guarantee in connection with the issuance by PGS Trust I of $144 million liquidation amount of its trust preferred securities. An affiliate of the trustee serves as Delaware trustee for PGS Trust I.

     We expect that the trustee will act as property trustee under the declaration of trust and as guarantee trustee under our preferred securities guarantee in connection with any offering by PGS Trust II or PGS Trust III of its trust preferred securities and by us of our related junior subordinated debt securities. Another affiliate of the trustee may serve as Delaware trustee for these trusts. Please read "About This Prospectus."

     FORM, EXCHANGE, REGISTRATION AND TRANSFER. We will issue the debt securities in registered form. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

     Debt securities of any series will be exchangeable for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the registrar. The registrar will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

     We will appoint the trustee under each indenture as registrar for our debt securities issued under that indenture. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for any series of debt securities.

     In the case of any redemption or repurchase, we will not be required to register the transfer or exchange of any debt security either:

     - if we have called the debt security for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part or

     - during a period beginning 15 business days before the mailing of the relevant notice of redemption or repurchase and ending on the close of business on the day of mailing

     PAYMENT AND PAYING AGENTS. Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the applicable trustee or any paying agent we designate. At our option, we may make payments by check mailed to the holder's registered address or by wire transfer for global debt securities. Unless we inform you otherwise in a prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

     Unless we inform you otherwise in a prospectus supplement, the trustee under each indenture will be designated as our paying agent for payments on debt securities issued under the indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

     In most cases, the trustee and paying agent will repay to us upon written request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment.

     BOOK-ENTRY DEBT SECURITIES. We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

     RANKING. The senior debt securities will rank equally with all our unsecured and unsubordinated debt and senior to any subordinated indebtedness, including any subordinated debt securities.

     RESTRICTIVE COVENANTS. We will describe any restrictive covenants relating to the senior debt securities in a prospectus supplement.

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

     RANKING. The subordinated debt securities will rank junior to all our senior debt and may rank equally with or senior to other subordinated debt that may be outstanding from time to time.

     SUBORDINATION. Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt. Unless we inform you otherwise in the prospectus supplement, we may not make any payment of principal, interest or any premium on the subordinated debt securities if:

     - we fail to pay the principal, interest, premium or any other amounts on any senior debt when due

     - we default in performing any other covenant (a "covenant default") in any senior debt that we have designated if the covenant default allows the holders of that senior debt to accelerate the maturity of the senior debt they hold

Unless we inform you otherwise in the prospectus supplement, a covenant default will only prevent us from making payments on the subordinated debt securities for up to 179 days after holders of the senior debt give the trustee for the subordinated debt securities notice of the covenant default.

     The subordination will not affect our obligation, which will be absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the subordinated debt securities. In addition, the subordination will not prevent the occurrence of any default under the subordinated indenture.

     The subordinated indenture will not limit the amount of senior debt that we may incur. As a result of the subordination of the subordinated debt securities, if we became insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

     Unless we inform you otherwise in the prospectus supplement, "senior debt" will mean all debt of PGS, unless the debt states that it is not senior to the subordinated debt securities or our other junior debt. The term "debt" means:

     - indebtedness for borrowed money

     - obligations evidenced by bonds, debentures, notes or similar instruments

     - undrawn obligations relating to letters of credit or similar instruments, other than standby letters of credit and bid or performance bonds issued in the ordinary course of business

     - reimbursement obligations relating to drawn letters of credit and similar instruments described in the preceding item if the drawing is reimbursed within 30 business days following demand for reimbursement

     - obligations to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business

     - capitalized lease obligations

     - indebtedness of a third party secured by a lien on any asset of that person and

     - indebtedness of others guaranteed by that person to the extent of the guarantee

                     LIMITATIONS AFFECTING SECURITY HOLDERS

     Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval except for the physical transfer of payments in currency, which is restricted to licensed banks. As a result, a non-Norwegian resident may receive payments on the securities, including any principal, premium and interest payments on debt securities and dividends payments on equity securities, without a Norwegian exchange control consent, but such payment must be made through a licensed bank.

                              PLAN OF DISTRIBUTION

     We may sell the offered securities in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers or (c) through agents. The prospectus supplement will include the following information:

     - the terms of the offering

     - the names of any underwriters or agents

     - the name or names of any managing underwriter or underwriters

     - the purchase price of the securities from us

     - the net proceeds to us from the sale of the securities

     - any delayed delivery arrangements

     - any underwriting discounts, commissions and other items constituting underwriters' compensation

     - any initial public offering price

     - any discounts or concessions allowed or reallowed or paid to dealers

     - any commissions paid to agents

SALE THROUGH UNDERWRITERS OR DEALERS

     If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

     If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

DIRECT SALES AND SALES THROUGH AGENTS

     We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

     We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

DELAYED DELIVERY CONTRACTS

     If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

GENERAL INFORMATION

     We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

                                 LEGAL MATTERS

     Baker Botts L.L.P., our special United States counsel, Wikborg, Rein & Co., our Norwegian legal advisors, and Knut Haavardsen, our general counsel, will issue opinions about the legality of the offered securities for us. Baker Botts L.L.P. will rely upon Wikborg, Rein & Co. or Knut Haavardsen with respect to all matters of Norwegian law. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1998 and 1997 and for the years then ended, incorporated in this prospectus by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1998, as amended, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Our consolidated financial statements for the year ended December 31, 1996, incorporated in this prospectus by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers DA, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The combined financial statements of the floating production, storage and offloading operations of Awilco ASA as of September 30, 1997 and December 31, 1996 and for the nine months and the year then ended, respectively, incorporated in this prospectus by reference to our Report on Form 6-K dated November 14, 1997, as amended by our Report on Form 6-K/A dated November 18, 1997, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      ENFORCEABILITY OF CIVIL LIABILITIES

     We are a public limited liability company established under the laws of the Kingdom of Norway. Many of our directors and executive officers and experts named in this prospectus do not reside in the United States or are organized under foreign laws and located outside the United States. All or a substantial portion of the assets of these persons and of PGS are located outside the United States, and you may have difficulty effecting service of process or suing, or enforcing outside of the United States judgments against, these persons or PGS in the United States in any actions, including actions based on the civil liability provisions of the federal securities laws of the United States. The United States and the Kingdom of Norway do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. We have been advised by our Norwegian counsel, Wikborg, Rein & Co., that there is substantial doubt whether liabilities based solely on the United States federal securities laws may be enforced in original actions in Norwegian courts and whether judgments of United States courts based on the civil liability provisions of the United States federal securities laws may be enforced in Norwegian courts.

                      WHERE YOU CAN FIND MORE INFORMATION

     We provide Citibank, N.A., as depositary under the deposit agreement among us, the depositary and all holders from time to time of American Depositary Receipts representing our American Depositary Shares, with annual reports in the English language. These reports include:

     - a description of our business operations and

     - our annual audited consolidated financial statements prepared in U.S. dollars in conformity with U.S. generally accepted accounting principles

We also furnish the depositary in English:

     - our quarterly reports to shareholders and

     - all other materials we distribute to our Norwegian shareholders

Our quarterly reports include our unaudited interim consolidated condensed financial statements prepared in U.S. dollars in conformity with U.S. generally accepted accounting principles.

     After the depositary receives these items, it promptly mails them to all record holders of the American Depositary Receipts registered on its books. The depositary will make, to the extent permitted by law, these items available for inspection by registered holders of American Depositary Receipts at its principal office, currently located at 111 Wall Street, 5th Floor, New York, New York 10043. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements.

     We file reports, including annual reports on Form 20-F and reports on Form 6-K, and other information with the SEC under the rules and regulations of the SEC that apply to foreign private issuers. You can read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at our Internet web site (http://www.pgs.com).

     This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC's Public Reference Room.

                    INFORMATION WE INCORPORATE BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings on Form 20-F we make with the SEC under the Securities Exchange Act of 1934 until the offering made by this prospectus terminates. In addition, we may incorporate by reference future filings on Form 6-K by identifying in such forms that they are being incorporated into this prospectus. The documents we incorporate by reference are:

     - our Annual Report on Form 20-F for the fiscal year ended December 31, 1998, as amended by our Annual Report on Form 20-F/A dated November 5, 1999

     - the description of our share capital contained in our Registration Statement on Form 8-A dated April 14, 1997, as amended by our Report on Form 6-K dated September 28, 1999, as we may update that description from time to time

     - our Reports on Form 6-K dated November 14, 1997 (as amended by a Report on Form 6-K/A dated November 18, 1997), March 25, 1998, April 30, 1999 (as amended by Reports on Form 6-K/A dated May 10, 1999 and July 21,
       1999), June 4, 1999, July 21, 1999 and October 22, 1999

     You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

          Petroleum Geo-Services ASA
          16010 Barker's Point Lane
          Houston, Texas 77079
          Attention: J. Christopher Boswell
          Telephone number: (281) 589-7935

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                                  $225,000,000

                       [PETROLEUM GEO-SERVICES ASA LOGO]

                           PETROLEUM GEO-SERVICES ASA

                        FLOATING RATE NOTES DUE 2002

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                             PROSPECTUS SUPPLEMENT
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                              MERRILL LYNCH & CO.
                             PRUDENTIAL SECURITIES
                             CHASE SECURITIES INC.
                              SALOMON SMITH BARNEY
                            WARBURG DILLON READ LLC

                                 MARCH 14, 2000

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